UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                         AVANT IMMUNOTHERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    053491106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  053491106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Thomas S. Paluck
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person            (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          200,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:     3,732,781*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     200,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

             3,932,781*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.3%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2006, there were 74,182,548 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 6, 2006. As of December 31, 2006 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 200,000 Shares in the name of Thomas S. Paluck. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 3,732,781 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in Mr. Paluck's name. In addition,

Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 3,932,781 Shares or 5.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 200,000 Shares or 0.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G/A SETS FORTH THAT THOMAS S. PALUCK AND DOROTHY PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. AND MRS. PALUCK HAVE CAUSED AN AMENDMENT TO SCHEDULE 13G TO BE FILED ON BEHALF OF TSP WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON JAUNUARY 16, 2008 UNDER THE CENTRAL INDEX KEY FOR TSP (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT MR. AND MRS. PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

CUSIP No.  053491106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Dorothy Paluck
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person            (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          200,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     200,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            200,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  0.3%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2006, there were 74,182,548 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 6, 2006. As of December 31, 2006 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 200,000 Shares in the name of Thomas S. Paluck. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 3,732,781 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in Mr. Paluck's name. In addition,

Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 3,932,781 Shares or 5.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 200,000 Shares or 0.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G/A SETS FORTH THAT THOMAS S. PALUCK AND DOROTHY PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. AND MRS. PALUCK HAVE CAUSED AN AMENDMENT TO SCHEDULE 13G TO BE FILED ON BEHALF OF TSP WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON JAUNUARY 16, 2008 UNDER THE CENTRAL INDEX KEY FOR TSP (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT MR. AND MRS. PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

THIS SCHEDULE 13G/A SETS FORTH THAT THOMAS S. PALUCK AND DOROTHY PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. AND MRS. PALUCK HAVE CAUSED AN AMENDMENT TO
SCHEDULE 13G TO BE FILED ON BEHALF OF TSP WHICH FURTHER  AMENDS AND RESTATES THE
SCHEDULE 13G FILED WITH THE SEC ON JAUNUARY 16, 2008 UNDER THE CENTRAL INDEX KEY FOR TSP (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT MR. AND MRS. PALUCK ARE THE REPORTING PERSONS FOR THE SECURITIES REPORTED IN THE PRIOR 13G.


Item 1(a).  Name Of Issuer:  AVANT Immunotherapeutics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            119 Fourth Avenue
            Needham, MA 02494

Item 2(a).  Name of Person Filing:

            Thomas S. Paluck
            Dorothy Paluck

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            TSP Capital Management Group, LLC
            382 Springfield Avenue, Suite 500
            Summit, NJ 07901

Item 2(c).  Citizenship

            Thomas S. Paluck:   United States
            Dorothy Paluck:     United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:   053491106

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.

Item 4.  Ownership:

         (a) Amount Beneficially Owned
             Thomas S. Paluck:              3,932,781*
             Dorothy Paluck:                  200,000*

         (b) Percent of Class
             Thomas S. Paluck:                   5.3%*
             Dorothy Paluck:                     0.3%*


* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2006, there were 74,182,548 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 6, 2006. As of December 31, 2006 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 200,000 Shares in the name of Thomas S. Paluck. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 3,732,781 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in Mr. Paluck's name. In addition, Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 3,932,781 Shares or 5.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 200,000 Shares or 0.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group.

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote
                  Thomas S. Paluck:                  0*
                  Dorothy Paluck:                    0*

             (ii) shared power to vote or to direct the vote
                  Thomas S. Paluck:            200,000*
                  Dorothy Paluck:              200,000*

            (iii) sole power to dispose or to direct the disposition of
                  Thomas S. Paluck:          3,732,781*
                  Dorothy Paluck:                    0*

             (iv) shared power to dispose or to direct the disposition of
                  Thomas S. Paluck:            200,000*
                  Dorothy Paluck:              200,000*



Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.



* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2006, there were 74,182,548 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 6, 2006. As of December 31, 2006 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 200,000 Shares in the name of Thomas S. Paluck. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 3,732,781 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in Mr. Paluck's name. In addition, Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 3,932,781 Shares or 5.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 200,000 Shares or 0.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not applicable.


Item 8.  Identification and Classification of Members of the Group:

         Not applicable.


Item 9.  Notice of Dissolution of Group:

         Not applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 26, 2008


                                              /s/ Thomas S. Paluck
                                              ----------------------------------
                                              Thomas S. Paluck


                                              /s/ Dorothy Paluck
                                              ----------------------------------
                                              Dorothy Paluck




      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


In accordance with Rule 13G-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of AVANT Immunotherapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 26, 2008.



                                              /s/ Thomas S. Paluck
                                              ----------------------------------
                                              Thomas S. Paluck


                                              /s/ Dorothy Paluck
                                              ----------------------------------
                                              Dorothy Paluck